FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”), in view of the article published today by the newspaper “O Estado de São Paulo” under the title “Casino revê estratégia no Brasil”, hereby discloses the letter sent by the Company and the answer received from Casino Guichard-Perrachon regarding the issues covered in such article.

São Paulo, June 20th, 2016.

Christophe José Hidalgo

Investor Relations Officer

São Paulo, June 20th, 2016.

To

Casino Guichard-Perrachon S.A.

Wilkes Participações S.A.

Segisor S.A.S.

Dear All,

In view of the press article published on the date hereof by the Brazilian newspaper “O Estado de São Paulo” under the title “Casino revê estratégia no Brasil”, we hereby kindly request you to promptly inform us any material act or fact that you have knowledge related to the issues mentioned in the referred article.

Yours sincerely,

Ronaldo Iabrudi

Chief Executive Officer

2

Paris, June 20th, 2016.

To

Companhia Brasileira de Distribuição

Attn.   Mr. Ronaldo Iabrudi -.CEO

Mr. Christophe José Hidalgo - Investor Relations Officer

Dear Sirs,

We make reference to the letter received on this date in which you request us to inform any relevant act or fact of our knowledge related to the issues covered in the article published on this date by the Brazilian newspaper “O Estado de São Paulo” under the title “Casino revê estratégia no Brasil”.

Therefore, we inform you that there is no material act or fact related to the issues covered in that article and there are no studies or intention to promote the delisting or a corporate restructuring of the Brazilian public companies controlled by the Casino Group, except for the ongoing project of reorganization involving the e-commerce activities of Cnova and Via Varejo, which was subject of the notices of material fact disclosed by CBD and Via Varejo on May 11th, 2016.

Yours sincerely,

Casino Guichard Perrachon

3

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 20, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.